Mail Stop 3551

February 3, 2006

Mr. William L. Yde III
Global Traffic Network, Inc.
7521 West Lake Mead Boulevard
Suite 300
Las Vegas, Nevada 89128

	Re: 	Global Traffic Network, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 25, 2006
File No. 333-130417

Dear Mr. Yde:

      We have reviewed your filing and have the following comments.
Please amend the registration statement in response to these comments.

Prospectus Summary, page 1
1. You indicate here and elsewhere in the prospectus that you began generating "limited revenue" from your Canadian operations in January
2006.  Please clarify what you mean.

Risk Factors, page 8
2. We note that most of your assets and operations are located in Australia and Canada. In your response letter, please discuss the ability of investors to bring and enforce judgments obtained in US courts against persons located outside of the US based upon the civil liability provisions of the US federal securities laws; the ability of investors to enforce, in an appropriate foreign court, judgments of US courts based upon the civil liability provisions of the US federal securities laws; and the ability of investors to bring an original action in an appropriate foreign court to enforce liabilities against the company or any person based upon the federal securities laws. To the extent these matters create material risks or uncertainties, provide appropriate risk factor disclosure.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

Overview, page 26

Our Sources of Revenue - Sale of Commercial Airtime Inventory,
page
27
3. We note the statement in the second paragraph that you currently generate "limited revenue" from commercial airtime inventory received in exchange for your radio news reports and TV reports in Australia.
Please clarify and explain the reason(s) why revenue in these sectors has been limited.
4. We note the statement in the same paragraph that there is generally a delay between acquiring commercial airtime inventory from new or expanded operations and the realization of increasing revenue from the sale of such inventory. Please discuss the reasons why there is a delay.
5. We note your response to prior comment 26 in our letter dated January 13, 2006. We are in receipt of your request for confidential treatment and will respond under cover of a separate letter.

Historical and Pro forma Consolidated Financial Data, page 35
6. Please refer to prior comment 35 in our letter dated January
13,
2006. Although your voting control is identical for both Global Traffic Network and The Australia Traffic Network as a result of the voting agreements, it appears your ownership interest is not identical. Tell us the consideration you gave to the difference in common stock ownership in evaluating the guidance in SFAS 141 to determine the appropriate accounting for the Share Transaction.
7. Tell us the business reasons why Thomas Gilligan did not
subscribe
to all of the shares that he was entitled to in the initial
formation
of The Global Traffic Network, in order to maintain the same ownership in both GTN and ATN. In your response to prior comment 52 in our letter dated January 13, 2006, you indicate that all shareholders agreed to subscribe for shares of Global Traffic Network based on their ownership percentage in Australia Traffic Network.
8. Describe for us the significant terms of all agreements among the shareholders of ATN and GTN. For example, we note the reference to an option agreement in the voting agreement between Thomas Gilligan and William Yde III.



Certain Relationships and Related Transactions, page 61
9. As requested in prior comment 50 in our letter dated January
13,
2006, please disclose the material terms, including payment terms, of the Mutual Sales Representation Agreement and the Traffic Data Agreement between CTN and Metro Networks.
10. We note the significant increase in the amounts owed to the Australia Traffic Network at June 30, 2005 and September 30, 2005. Please discuss the reasons for the increase.
11. Please identify the stockholders or entities controlled by such stockholders with whom you contract for services.

Financial Statements

Note 2 - Summary of Significant Accounting Policies
d) Station compensation and reimbursement, page F-17
12. Please refer to prior comment 53. Revise your disclosure to provide all costs for which you are contractually obligated under the station obligations.

Australia Traffic Network

Financial Statements

h) Intangible assets, page F-19
13. Please refer to prior comment 54 in our letter dated January
13,
2006. The nature of capitalized costs for obtaining aircraft licenses and the reasons you believe these are indefinite lived assets is not apparent from your response. Please address the following items:

a. Provide us with additional information describing the nature, amount and type of these costs.
b. Describe the future benefit you obtain through license ownership.
c. Discuss how often licenses are renewed, the criteria for renewal and what your renewal experience has been.
d. Explain why it is appropriate to capitalize the costs of developing these licenses and discuss how you applied the guidance in paragraph 10 of SFAS 142.
14. If you continue to believe these licenses represent indefinite lived assets, revise your impairment approach to determine the fair value of the licenses for your annual impairment test. Also tell us the methodology you will use to estimate the fair value.

Closing Statement

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Walz, Staff Accountant, at (202) 551-
3358
or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at
(202) 551-3389, Kathleen Krebs, Special Counsel, at (202) 551-
3810,
or me at (202) 551-3810 with any other questions.


Sincerely,



	Larry Spirgel
      Assistant Director




cc:	William M. Mower
	Fax:  (612) 672-8397




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Mr. William L. Yde III
Global Traffic Network, Inc.
February 3, 2006
P. 1